UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

CONTENTS

Results of Annual Shareholder Meeting

On December 29, 2022, Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”) held its 2022 Annual General Meeting of Shareholders (the “Annual Meeting”). At the Annual Meeting, the Company’s shareholders voted on four proposals, which were described in the notice and proxy statement relating to the Annual Meeting (annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 18, 2022).

Four proposals were submitted to Taro’s shareholders at the Annual Meeting, all of which were duly approved by the requisite majority under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Company’s Articles of Association, as amended. The four proposals presented at the Annual Meeting (and the results with respect to each) were as follows:

1.

Re-election to the Company’s Board of Directors (the “Board of Directors”) of each of Dilip Shanghvi, Abhay Gandhi, Sudhir Valia, Uday Baldota, James Kedrowski and Dov Pekelman to serve for a one-year term, until the close of the next annual general meeting of shareholders as an ordinary/non-External Director, as defined in the Companies Law (Approved).

2.

Re-election to the Board of Directors of each of Linda Benshoshan and Dr. Robert Stein to serve for a three-year term, as an External Director, in accordance with the Companies Law, commencing as of January 1, 2023 (Approved).

3.

Approval of remuneration for Mr. Dilip Shanghvi, Chairman of the Board of Directors, effective as of, and subject to, his re-election: an annual director fee pay range; adjustable annual bonuses in accordance with the Company’s Compensation Policy for Office Holders; and a per meeting fee equal to the consideration paid by the Company to its External Directors per meeting of the Board of Directors and any committee thereof, except for reimbursement of any expenses for attending such meetings (Approved).

4.

           Re-appointment of Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors for the fiscal year ending March 31, 2023, and the additional period until the close of the next annual general meeting of shareholders of the Company, and authorization of their remuneration to be fixed, in accordance with the volume and nature of their services, by the Board of Directors or the audit committee thereof (Approved).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TARO PHARMACEUTICAL INDUSTRIES LTD.

By: /s/ Uday Baldota

Name: Uday Baldota

Title: Chief Executive Officer and Director

Date: January 4, 2023